UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AB Private Lending Fund

(Name of Subject Company (Issuer))

AB Private Lending Fund

(Name of Filing Person (Offeror and Issuer))

Class I, Class D and Class S Shares of Beneficial Interest

(Title of Class of Securities)

00254B 306, 00254B 207 and 00254B 108

(CUSIP Number of class of securities)

J. Brent Humphries

Wesley Raper

c/o AB Private Credit Investors LLC

405 Colorado Street, Suite 1500

Austin, Texas 78701

(512) 721-2900

(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Kenneth Young, Esq.

Daniel Mozes, Esq.

Paul S. Stevens, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The information contained in the offer to purchase and the related Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)

The name of the issuer is AB Private Lending Fund (the “Fund”). The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 405 Colorado Street, Suite 1500, Austin, Texas 78701 and the telephone number is (512) 721-2900.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class I common shares of beneficial interest (the “Class I Shares”), Class D common shares of beneficial interest (the “Class D Shares”) and Class S common shares of beneficial interest (the “Class S Shares” and together with the Class I shares and the Class D Shares, the “Shares”) or portions thereof. As of the close of business on June 30, 2025, there were 5,092,041 Class I Shares, 0 Class D Shares and 0 Class S Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 254,602 Shares that are properly tendered by holders of the Shares (“Shareholders”) and not properly withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of June 30, 2025.

(c)	The Shares are not traded in any market.

Item 3.	Identity and Background of Filing Person.

(a)

The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. AB Private Credit Investors LLC (the “Adviser”) serves as the investment manager for the Fund. The Adviser is located at 405 Colorado Street, Suite 1500, Austin, Texas 78701 and its telephone number is (512) 721-2900. The members of the Fund’s Board of Trustees (the “Board”) are J. Brent Humphries, Matthew Bass, John G. Jordan, Richard S. Pontin and Terry Sebastian (each, a “Trustee”). The President and Chief Executive Officer is J. Brent Humphries, the Chief Financial Officer is Wesley Raper and the Chief Compliance Officer is Jennifer Friedland. The Trustees and the executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c) Not applicable.

Item 4.	Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 254,602 Shares that are properly tendered by Shareholders by 11:59 p.m., Eastern Time, on October 30, 2025 and not properly withdrawn as described in Item 4(a)(1)(vi).

	(ii)	The purchase price of a Share (or portion thereof) tendered will be its net asset value as of September 30, 2025, or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender. The form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.

If a Shareholder’s Shares are accepted for payment, the Fund will effect payment for those Shares in cash within five business days of the last date that Shareholders may tender Shares for the repurchase offer. The payment date is expected to be November 6, 2025, unless the Offer is extended.

(iii)

The Offer is scheduled to expire on October 30, 2025 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial advisor (instead of directly to Alliance Bernstein Investor Services, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.

(xi)	Not applicable.

(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b)

Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Trustees, or affiliates (with the exception of any Shareholders who may be deemed to be affiliates of the Fund solely due to their ownership of Shares) of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. The Fund’s Prospectus dated August 7, 2024, as amended and/or supplemented from time to time (the “Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers.

Pursuant to a Subscription Agreement, dated as of May 1, 2024 (the “EFLIC Agreement”), by and between Equitable Financial Life Insurance Company (“EFLIC”) and the Fund, EFLIC has agreed not to submit for repurchase or transfer, directly or indirectly, all or any portion of its Shares acquired pursuant to the EFLIC Agreement (or solicit any offers to buy, purchase or otherwise acquire or take a pledge or charge of all or any part of such Shares), except with the Fund’s prior written consent, until the fifth anniversary of the date on which the Fund elected to be regulated as a business development company under the 1940 Act. After such anniversary, the total amount of repurchases of Shares held by EFLIC or its affiliates eligible for repurchase will be limited to no more than 1.67% of the total Shares outstanding per calendar quarter; provided that, if in any quarter the total amount of aggregate repurchase requests of all classes of Shares does not exceed the overall Share repurchase plan limit of 5% of the Shares outstanding per calendar quarter, the repurchase limit on Shares held by EFLIC or its affiliates shall not apply to that quarter, and EFLIC or its affiliates shall be entitled to submit for repurchase up to the overall Share repurchase plan limit.

On November 29, 2024, EFLIC sold its Shares in the Fund to an affiliate, Equitable Financial Services LLC (“EFS”). Pursuant to such sale, EFS agreed to be bound by the same transfer restrictions provided for in the EFLIC Agreement.

Except as previously disclosed in the Fund’s filings with the Securities and Exchange Commission (“SEC”), the Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between the (i) Fund, any of the Fund’s executive officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because the Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(c)	Not applicable.

(d)

None of the Fund, the Adviser or the Board or any person controlling the Fund, the Adviser or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	Interest in Securities of the Subject Company.

(a)

As of June 30, 2025, the following persons (the named individuals being the trustees and executive officers of the Fund) own the number of Shares indicated in the below table (based on beneficial ownership as defined under Exchange Act Rule 13d-3):

Person	Shares	Percentage of the Fund’s Outstanding Shares
J. Brent Humphries	—	—
Matthew Bass	—	—
John G. Jordan	—	—
Richard S. Pontin	—	—
Terry Sebastian	—	—
Wesley Raper	—	—
Jennifer Friedland	—	—
All directors and officers as a group (7 persons)	—	—
EFS(1)	4,400,000	86.4%
AllianceBernstein Preferred Limited(2)	387,186	7.6%

(1)

Based upon a Schedule 13G/A filed by EFS and Equitable Holdings, Inc. (“Equitable Holdings”) on August 14, 2025. The business address for each of EFS and Equitable Holdings is 1345 Avenue of the Americas, New York, New York 10105.

(2)

Based upon a Schedule 13G filed by AllianceBernstein L.P. (“AB L.P.”), AllianceBernstein International LLC (“ABI”), AllianceBernstein Corporation of Delaware (“ABC”), AllianceBernstein Holdings (Cayman) Ltd (“AB Holdings Cayman”) and AllianceBernstein Preferred Limited (“AB Preferred”) on August 14, 2025. The business address for each of AB L.P., ABI and ABC is 501 Commerce St, Nashville, Tennessee 37203. The business address of AB Holdings Cayman is Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of AB Preferred is 60 London Wall, London, England.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has not issued any Shares to the Adviser, Trustees or officers of the Fund. Except as previously disclosed in the Fund’s filings with the SEC, there have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements.

(a)

The audited annual financial statements of the Fund as of December 31, 2024 filed with the SEC on EDGAR on March 31, 2025 and the unaudited financial statements of the Fund as of March 31, 2025 and June 30, 2025, filed with the SEC on EDGAR on May 15, 2025 and August 14, 2025 respectively, are incorporated herein by reference.

The Fund will prepare and make available to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

The Fund is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.

Reports and other information about the Fund are available on the EDGAR Database on the SEC’s internet site (www.sec.gov), and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	None.

(5)	None.

(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12.	Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.

(iii)	Form of Letter of Transmittal.

(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of the Request to Repurchase Shares.

(v)	Form of Notice of Withdrawal of Tender.

(a)(2)-(4)	Not applicable.

(b)	None.

(d)(1)

Subscription Agreement, effective as of May 1, 2024, by and between the Fund and Equitable Financial Life Insurance Company (Previously filed as Exhibit 99.(p)(1) to the Fund’s Registration Statement on Form N-2 (File No. 333-280361), filed on June 20, 2024 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

107	Calculation of Filing Fees Table.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of the Request to Repurchase Shares.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(d)(1)	Subscription Agreement, effective as of May 1, 2024, by and between the Fund and Equitable Financial Life Insurance Company (Previously filed as Exhibit 99.(p)(1) to the Fund’s Registration Statement on Form N-2 (File No. 333-280361), filed on June 20, 2024 and incorporated herein by reference).

107	Calculation of Filing Fees Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AB Private Lending Fund

By:	/s/ Leon Hirth
Name:	Leon Hirth
Title:	Secretary

Dated: September 26, 2025